Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of our subsidiaries as of February 28, 2006, omitting some of the subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	Jurisdiction
Americas
Red Hat, Inc.	Delaware
Red Hat Canada Limited	Ontario, Canada
Red Hat Professional Consulting, Inc.	Georgia
Red Hat Financial Holdings, Inc.	Delaware

Europe
Red Hat Ireland Ltd.	Ireland
Red Hat U.K. Ltd.	United Kingdom
Red Hat GmbH	Germany
Red Hat S.p.A.	Italy
Red Hat S.L.	Spain
Red Hat S.A.R.L.	France
Red Hat BV	The Netherlands
Red Hat AB	Sweden

Asia
Red Hat K.K.	Japan
Red Hat Asia Pacific Pty. Ltd.	Australia
Red Hat Asia Pte. Ltd.	Singapore
Red Hat India Pvt. Ltd.	India
Red Hat Software Services (India) Pvt. Ltd.	India
Red Hat Software Services (Beijing) Co., Ltd.	China